



02029919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 2-19-02
1-00143

March 10, 2002

Anne T. Larin
Attorney and Assistant Secretary
Legal Staff
General Motors Corporation
MC 482-C25-C22
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2002

Re: General Motors Corporation

Dear Ms. Larin:

This is in regard to your letter dated February 19, 2002 concerning the shareholder proposal submitted by Mr. and Mrs. Bernard Schlossman for inclusion in General Motors' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that General Motors therefore withdraws its January 28, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

cc: Mr. and Mrs. Bernard Schlossman
10923 Rathburn Avenue
Northridge, CA 91326



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2001 ostensibly from Mr. and Mrs. Bernard Schlossman (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal would require an advisory stockholder vote on the membership of the Board of Directors' Audit Committee.

General Motors intends to omit the Steiner Proposal under Rule 14a-8 on the grounds that it was not submitted by an eligible stockholder as required under section (b) within the time period required under section (e), as well as that it is false and misleading under paragraph (i)(3).

While the proposal states that it is submitted by Mr. and Mrs. Schlossman, there is no indication that the Schlossmans have been involved with this proposal. The proposal and much of the supporting statement are identical to a proposal submitted by the Schlossman in 2001 (Exhibit B). Accompanying the 2001 proposal was a letter signed by the Schlossmans (Exhibit C) designating John Chevedden as their legal proxy to represent them and the enclosed resolution and requesting GM to direct all future communication to Mr. Chevedden. In recent years, General Motors has frequently received stockholder proposals that appear to have been written by Mr. Chevedden from stockholders who direct the Corporation to deal with Mr. Chevedden as their proxy holder; these letters are generally very similar to the 2001 Schlossman letter. General Motors has not received such a letter from the Schlossmans designating Mr. Chevedden as their representative with regard to their 2002 proposal.

Nevertheless, the proposal seems to have exclusively from Mr. Chevedden and not at all from the Schlossmans. The only communication that General Motors has ostensibly received from the Schlossmans, Exhibit A, does not include an address or signature. Exhibit A was received by fax from the fax number used by Mr. Chevedden, as part of a larger transmission of several proposals by Mr. Chevedden. On January 2, 2002, in a letter dated December 31, 2001 (Exhibit

D), GM contacted the Schlossmans noting the absence of an address or signature (which made it uncertain whether they were the source of the proposal) and requested documentary proof of the requisite stock ownership. Because no address was included in the 2002 proposal, GM sent this letter to the address given by the Schlossmans in 2001, which was on Rathburn Avenue in Northridge, California. The same address has been given to General Motors for several years as the address of Ray T. and Veronica Chevedden, who appear to be related to John Chevedden. On January 15, 2002, GM received a two-page fax from Mr. Chevedden (Exhibit D), which transmitted broker's letters for William Steiner (who had designated Mr. Chevedden as his proxy in a signed letter) and for the Schlossmans.

It is evident that despite the mention of the Schlossmans in Exhibit A, General Motors is dealing directly with Mr. Chevedden and no other person in regard to this proposal. There is no evidence that Mr. Chevedden is empowered to act for the Schlossmans, and the December 19 submission of the proposal in their name did not constitute a timely submission by an eligible stockholder as required under Rule 14a-8. Paragraph (f)(1) of the Rule does not require General Motors to give notice of this deficiency since it cannot be remedied; the December 19 submission was not made by an eligible stockholder, since it does not appear that the proposal was submitted by the stockholders whose names were used. In addition, General Motors' conviction that Mr. Chevedden's use of the Schlossmans' is unauthorized is based on all the evidence described in this letter, some of which was not available until after the 14-day period set by paragraph (f)(1). For example, if the Schlossman had responded to GM's December 31 letter with a phone call or signed letter or any evidence that they were personally involved as of December 19, the Corporation would have been reassured that they had submitted the proposal; the actual sequence of events has demonstrated instead that Mr. Chevedden, using the Schlossmans' name, is acting on his own in violation of Rule 14a-8(b).

The facts of this situation should be differentiated from the many no-action requests to exclude proposals written by Mr. Chevedden but submitted by other stockholders who designate Mr. Chevedden as their agent for dealing with the proposal. See, e.g., Southwest Airlines Co. (March 20, 2001); UAL Corporation (February 9, 2001); Boeing Co. (February 8, 2001); General Electric Co. (January 24, 2001). In this instance, General Motors has had no direct communication with the named stockholders and does not even know how to contact them, since they are not record holders and the address GM was given last year for these stockholders is probably not their residence but the address of a member of Mr. Chevedden's family. Similarly, this situation is significantly different from instances in which labor unions, pension funds, or investor groups coordinate stockholder proposals which are submitted directly and personally by their members. See, e.g., BankAmerica Corporation (February 11, 1999); Crown Central Petroleum Corporation (March 10, 1998); Walt Disney Co. (November 25, 1997); RJR Nabisco Holdings Corp. (December 29, 1995). There seem to be no examples of such groups submitting proposals directly with no evidence of personal involvement by the named proponent except for a cursory mention of the proponent's name. Such a submission should not be considered adequate to satisfy the eligible stockholder requirement of Rule 14a-8(b).

If General Motors is not permitted to omit the proposal, the heading "Enron bankruptcy" and the paragraph immediately following the heading should be deleted, or the supporting statement should be omitted as misleading. There is no logical relationship between General Motors and the bankruptcy of Enron, and the paragraph suggests with no factual support that "flawed financial statements and dubious accounting treatments" may have caused GM to be "brought to the brink of bankruptcy in 1991-1992." This off-hand allegation of impropriety is unfair to the members of the Audit Committee (all of whom will be standing for re-election at the Annual Meeting) and misleading to the stockholders. In addition, the phrase "brink of bankruptcy" is unwarranted by GM's accurate and full disclosure of its financial condition in those years and unacceptably vague—what constitutes the "brink" of bankruptcy?

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders. GM currently plans to print its proxy materials at the beginning of April. If the Staff determines to give the proponent time to revise the supporting statement, we will need to receive the determination sufficiently in advance so that we can meet our printing schedule after giving the required time to the proponent.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: Mr. and Mrs. Bernard Schlossman



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

February 19, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On January 28, 2001, General Motors wrote the Staff requesting a no-action letter with regard to a proposal ostensibly submitted by Mr. and Mrs. Bernard Schlossman (Exhibit A). The Corporation intended to omit the proposal because it did not appear to have been genuinely submitted by the Schlossmans. In fact, all evidence indicated that the Schlossmans had not participated in the submission at all, but that John Chevedden had merely used their name in the submission. As required by the proxy rules, we provided a copy of our no-action request to the Schlossmans at an address they had given us previously.

On February 6, General Motors received a letter from Mr. Schlossman withdrawing the proposal (Exhibit B), as well as any other proposals that may have been submitted in his name within the past year. Mr. Schlossman also stated that Mr. Chevedden was no longer authorized to submit proposals on the Schlossman's behalf.

Based on Mr. Schlossman's letter, General Motors withdraws its no-action request with regard to this proposal.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Encl.

c: Mr. and Mrs. Bernard Schlossman

FEB 06 2002 18:19 FR GM CORP SECRETARY 313 667 3166 TO 54978 P.01/01

cc: Anne Larin ASAP
54978

RECEIVED

FEB - 6 2002

OFFICE OF SECRETARY
DETROIT

10923 Rathburn Avenue
Northridge, CA 91326
January 21, 2002

Corporate Secretary
General Motors
300 Renaissance Center
P. O. Box 300
Detroit, MI 48265-3000

Dear Corporate Secretary:

I hereby withdraw any and all shareholder proposals that were submitted under my name in the past twelve months. John Chevedden may no longer submit shareholder proposals on my behalf.

Please call me at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,

Bernard Schlossman

Bernard Schlossman

RECEIVED

- 6 2002

SECRETARY
DETROIT